NEWS RELEASE: December 6, 2007

 ALMADEN OPTIONS MATEHUAPIL PROJECT, MEXICO TO APEX SILVER

Almaden Minerals ltd. (TSX: AMM; AMEX:AAU; “Almaden”) is pleased to announce that it has optioned its 100% owned (subject to a 1% NSR to the Mexican government) Matehuapil silver-lead-zinc project in Mexico to Apex Silver (AMEX: SIL). Apex Silver can earn a 60% interest in the project from Almaden by spending US$2.6 M and by making cash payments to Almaden of roughly C$307,000 (3,312,000 pesos) over 6 years. Apex Silver is committed to spend US$150,000 in the first 18 months and will make an initial payment of roughly C$122,000 (1,324,800 pesos) to Almaden.

J. Duane Poliquin, CEO of Almaden commented that, ”Almaden is excited to be partnered with Apex Silver, a proven mine-building company, on two of our projects, Viky and Matehuapil. Their top-notch geologic abilities will now be focused on testing the Matehuapil project.”

Apex Silver is a mining exploration and development company. Its 65%-owned San Cristobal project is the world's largest development in silver and zinc. Apex Silver maintains an active exploration program with a focus on silver, base metals and gold in the Americas. The Ordinary shares of Apex Silver trade on the American Stock Exchange under the symbol "SIL."

In February, Almaden acquired the 12,030 hectare Matehuapil claim, subject to a 1% NSR payable to the Mexican government, through being the successful bidder in a state auction and by agreeing to make payments totaling roughly $C500,000 to the Mexican government. The Matehuapil claim is centred on historic lead-zinc silver and copper-gold mines and carbonate replacement and skarn mineralization spatially associated with intrusive rocks.

ABOUT ALMADEN

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has 16 active joint venture and option agreements. This includes 12 agreements under which other companies are earning an interest in the Almaden projects by spending. In addition Almaden holds a royalty interest in 8 projects in Mexico and Canada. Almaden has approximately $20 million in working capital, no debt, and holds approximately a 41.7% interest in Tarsis Capital Corp. (TCC - TSX). Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.